Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

ARC ENERGY TRUST (“ARC”)

Suite 2100, 440 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

2.                                      Date of Material Change:

October 30, 2008

3.                                      News Release:

Press Releases titled “ARC Energy Trust Announces Significant Increase in Montney Reserves and Land Valuations”  (the “Reserves Press Release”), “ARC Energy Trust Announces a $585 Million Capital Budget for 2009 Including an Accelerated Development Plan for Dawson”  (the “Budget Press Release”) and “ARC Energy Trust Announces Third Quarter 2008 Results”   disclosing in detail the material summarized in this material change report were disseminated through the facilities of CNW Group on October 30, 2008 and would have been received by the securities commissions where ARC is a “reporting issuer” and the stock exchanges on which the securities of ARC are listed and posted for trading in the normal course of their dissemination.

4.                                      Summary of Material Change:

ARC has received independent estimates prepared by GLJ Petroleum Consultants Ltd. as at September 30, 2008 of its reserves in the Dawson area of British Columbia and as to its resources in the Montney formation in north eastern British Columbia.  ARC has also received an independent valuation of its undeveloped land holdings by Seaton-Jordan & Associates Ltd.  The Reserves Press Release is attached to and incorporated as part of this material change report.

ARC also approved its capital expenditures budget for 2009 at $585 million.   The Budget Press Release is attached to and incorporated as part of this material change report.

ARC also reduced its monthly distributions by $0.04 from $0.24 to $0.20 per month beginning with the distribution for the end of November payable December 15, 2008. Distributions are reviewed regularly and revisions are approved at the discretion of the board of directors.

5.                                      Full Description of Material Change:

5.1                               Full Description of Material Change

ARC has received independent estimates prepared by GLJ Petroleum Consultants Ltd. as at September 30, 2008 of its reserves in the Dawson area of British Columbia and as to its resources in the Montney formation in north eastern British Columbia.  ARC has also received an independent valuation of its undeveloped land holdings by Seaton-Jordan & Associates Ltd.  The Reserves Press Release is attached to and incorporated as part of this material change report.

ARC also approved its capital expenditures budget for 2009 at $585 million.   The Budget Press Release is attached to and incorporated as part of this material change report.

ARC also reduced its monthly distributions by $0.04 from $0.24 to $0.20 per month beginning with the distribution for the end of November payable December 15, 2008. Distributions are reviewed regularly and revisions are approved at the discretion of the board of directors.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

For further information, contact David Carey, Senior Vice-President Capital Markets, telephone (403) 509-6585 or dcarey@arcresources.com.

9.                                      Date of Report:

November 7, 2008

NEWS RELEASE

October 30, 2008

ARC ENERGY TRUST ANNOUNCES SIGNIFICANT INCREASE IN MONTNEY RESERVES AND LAND VALUATIONS

CALGARY, October 30, 2008 (AET.UN and ARX - TSX)   ARC Energy Trust (the “Trust” or “ARC”) announced today the receipt of independent evaluations on its properties in northeastern British Columbia at Dawson and west of Dawson that indicate:

•                  An increase in proved reserves of 171 Bcf (29 mmboe) and proved plus probable reserves of 254 Bcf (43 mmboe) for the developed portion of the Dawson property.  The 416 Bcf of proved plus probable reserves recognized for the Montney at Dawson is a 138 per cent increase over year-end 2007 reserves for this property. This represents a 25 per cent recovery factor of the 2.0 Tcf of Original Gas in Place (OGIP)(1) on these lands.

•                  Including sections where no reserves are currently assigned, the total OGIP for the Upper Montney  in the Dawson area is estimated to be 3.8 Tcf, with the ARC company gross share of 93 per cent being 3.5 Tcf

•                  The total ARC company gross OGIP in the Upper Montney Formation in the lands west of Dawson is estimated to be 4.6 Tcf (5.5 Tcf in total).

•                  In total, ARC now has exposure to 8.1 Tcf of OGIP in the Upper Montney on its Dawson properties and lands west of Dawson.  Assigned reserves represent six per cent of total OGIP.

ARC engaged GLJ Petroleum Consultants Ltd. (GLJ) to update the Dawson property reserves and also prepare best estimates of OGIP associated with our Montney rights in British Columbia based upon an effective date of September 30, 2008.  Unless noted otherwise, the reserves and OGIP estimates are presented on a company gross basis (i.e. working interest).

John Dielwart, ARC’s President and CEO, said, “This is just the first small step towards recognizing the true reserve potential of the Montney in the Dawson area.  We see the potential for recovery factors to exceed 50 per cent on the 8.1 Tcf, but this needs further testing and analysis before we are prepared to provide a contingent resources estimate.  With just six per cent of this OGIP recognized as reserves, over time, we see the potential for a dramatic uplift in ARC’s total Corporate reserves.  Based on reserve adds for Dawson alone, we expect a significant improvement in our Finding, Development and Acquisition costs over last year.”

Dawson Reserves Estimates

Based on this independent evaluation, it is estimated that the OGIP for the Dawson area is 3.8 Tcf, of which 2.0 Tcf are on sections to which reserves have been assigned (see map).  ARC’s Company Gross exposure to the OGIP is 93 per cent or 3.5 Tcf.   GLJ have assigned proved plus probable Non-

(1) Original Gas in Place [OGIP] is the same as Discovered Petroleum Initially in Place which is defined in the COGEH handbook as the quantity of hydrocarbons that are estimated to be in place within a known accumulation.  OGIP is used here as it is a more commonly used industry term when referring to gas accumulations.  Discovered Petroleum Initially in Place is divided into recoverable and unrecoverable portions, with the estimated future recoverable portion classified as reserves and contingent resources.  There is no certainty that it will be economically viable or technically feasible to produce any portion of this Discovered Petroleum Initially in Place except for those identified as proved or probable reserves.  .

Associated Gas Reserves of 417 Bcf for the Dawson area, which includes 289 Bcf of proved reserves(2).  This represents a total addition and revision of 171 Bcf (29 mmboe) of proved reserves and 254 Bcf (43 mmboe) of proved plus probable reserves for the Dawson property compared to the evaluation which was performed by GLJ as at December 31, 2007 (based on 6:1 gas/oil boe conversion(3) and recognizing liquid yields).  These amounts represent 15 per cent of the total corporate proved plus probable reserves of 286 mmboe at year-end 2007 and 13 per cent of the 225 mmboe of proved reserves.  The 43 mmboe of proved plus probable reserves represents almost two years of ARC’s current production.

	Units	Dec. 31, 2007	Sept. 30, 2008
Montney Original Gas in Place (OGIP)	Tcf	1.1	3.8
Montney OGIP on Unassigned Reserves Sections	Tcf	0.2	1.8
Montney OGIP on Assigned Reserves Sections	Tcf	0.9	2.0
Proved plus Probable (2P) Initial Recoverable (Raw Gas)	Bcf	226	498
Cumulative Production (Raw Gas)	Bcf	38	50
Proved plus Probable Remaining (Raw Gas)	Bcf	188	448
2P Company Gross Sales Gas (Montney)	Bcf	174	416
2P Company Gross Sales Gas (Non-Montney)	Bcf	1	1
2P Total Company Gross Oil Equivalent	Mmboe	30.2	71.5

The increase in the recoverable reserves estimate is related to well production performance, successful drilling activities and a more aggressive future drilling program targeting a higher well density per section than planned last year. The assigned proved plus probable reserves will require future development capital of over $550 million.

The proved plus probable reserves booked were based on an average drilling assumption of three horizontal equivalent wells per section (or 20 fracture stimulations per section) leading to a 25 per cent recovery factor.  The OGIP estimate is based upon revised mapping that reflects additional drilling and a three per cent porosity cut-off.  Contingent resources associated with any incremental recovery based upon a higher density development have not been estimated.  It is still very early in the development of this Montney asset and it will take time before we are able to determine the scale of contingent resources. The ultimate development density and recovery of the OGIP will be influenced by technology and economics.

Dawson OGIP Estimate on Unassigned Reserves Sections

GLJ have also estimated that there exists an additional 1.8 Tcf of OGIP on lands in Dawson that do not currently have any reserves assigned (1.6 Tcf to ARC’s 86 per cent working interest). On these undeveloped lands the well data does not currently justify moving any portion of the OGIP into a reserves category. There are also further ARC interest lands adjacent to these lands that have not yet been assigned any value. Continued step-out drilling into the future will provide information to help assess the potential of these lands.

(2) The estimate of total proved reserves for the Dawson properties may not reflect the same confidence level as estimates of all properties due to the effects of aggregation.

(3) BOEs may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Montney West Exploratory Lands ( Encompasses Sunrise, Sundown, Sunset, Saturn and Monias)

Over the past 18 months ARC has added significantly to its asset base by acquiring additional prospective Montney lands west of the Dawson core. As at September 30, 2008 GLJ has provided a best estimate of the OGIP for the Upper Montney on these lands of  5.5 Tcf (4.6 Tcf to ARC’s 85 per cent average working interest). The GLJ estimate used a three per cent porosity cutoff.  It should be noted that given the current stage of development, the best estimate of OGIP might change significantly in the future.  Although reserves and contingent resources have not yet been estimated, ARC believes that these lands will be developed economically and should realize recovery factors equivalent to those at Dawson.  Additional drilling and testing is required to confirm deliverability potential and economic development.

This large original gas in place estimate in combination with the increased reserves in the Dawson core highlight the outstanding exposure ARC has to this world class asset. The estimate only includes gas in the Upper Montney formation and does not include the Lower Montney, where ARC has tested gas, or other prospective horizons.  ARC will continue to focus substantial capital and resources to drill and test wells within the Montney West Exploratory Lands in order to accelerate the transition from  gas in place to actual, bookable reserves. Work is also underway to provide infrastructure and additional processing capacity to facilitate meaningful production from this area by early 2010.

Land Value

During the third quarter, ARC also engaged Seaton-Jordan & Associates Ltd., (“Seaton-Jordan”) an independent mineral management consulting firm that specializes in non-reserve oil & gas land evaluations, to provide a comprehensive market land valuation of ARC’s undeveloped land to be used in conjunction with the year-end reserves evaluation and associated net asset value calculations.  As at September 30, 2008, Seaton-Jordon has estimated the value of ARC’s total corporate undeveloped acreage to be $480 million, with $345 million being assigned to the undeveloped Montney lands in Dawson and the Montney West Exploratory Lands. This value includes $132MM in undeveloped land acquisitions to the end of September 30, 2008, made through crown sales and from industry partners. This overall corporate value is an increase to the $229 million internal estimate that was used at year-end 2007.

Certain statements contained in this press release constitute forward-looking statements.  These statements relate to future events or our future performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon.  These statements speak only as of the date of this press release.  In particular, this press release contains forward-looking statements pertaining to the volumes of reserves and resources.  The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to performance from new and existing wells, future drilling programs, well density per section, recovery factors  and necessarily involve known and unknown risks and uncertainties, including those risks identified in this press release and in the Trust’s Annual Information Form, which may cause actual results in future periods to differ materially from any projections or estimates expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  The reserves and resources referred to in this press release represent estimates only and have been independently evaluated by GLJ Petroleum Consultants Ltd. with an effective date of October 1, 2008.  Resources do not constitute, and should not be confused with, reserves.

Readers are cautioned that the foregoing lists of factors are not exhaustive.  The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  The Trust does not undertake any obligation to publicly update or revise any forward-looking statements except as required by securities laws or regulations.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600       Fax:  (403) 509-6417       Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 — 2nd Avenue S.W., Calgary, AB  T2P 5E9

www.arcenergytrust.com

NEWS RELEASE

October 30, 2008

ARC ENERGY TRUST ANNOUNCES A $585 MILLION CAPITAL BUDGET
FOR 2009 INCLUDING AN ACCELERATED DEVELOPMENT PLAN FOR DAWSON

CALGARY, October 30, 2008 (AET.UN and ARX - TSX)   ARC Energy Trust (the “Trust” or “ARC”) announced today that its Board of Directors has approved a budget for 2009 that includes a $585 million capital expenditure program.

John Dielwart, ARC’s President and CEO, said, “A successful development drilling program at Dawson and Sunrise on ARC’s northeast British Columbia Montney lands, has created significant economic value and set the stage for a defined period of profitable growth for ARC. In a separate news release today we have announced a 254 Bcf increase in proved plus probable reserves for the Dawson field. With these stellar results we will be accelerating the construction of the 60 mmcf per day gas plant in the Dawson area to be operational early in 2010, six months earlier than previously projected. While 2009 should see production in the 64,000 per boe range, our production in 2010 is expected to exceed 72,000 boe per day.”

“We have always focused on risk managed value creation, which has served our investors well.  Our approach to running the business has not changed with this budget. Even though it has more capital dedicated to expansion, we believe that moving into a period of measured growth is the best way to create value from our Montney assets” added Mr. Dielwart.

HIGHLIGHTS OF THE 2009 BUDGET

•                  Capital expenditure budget of $585 million, with approximately $350 million targeted to maintain production and $235 million for expansion

•                  Replacement of natural production decline by delivering an estimated 10,000 boe per day of new production by year-end 2009 from internally generated opportunities

•                  A production target for 2009 of 64,000 boe per day comprising approximately 50 per cent crude oil and NGLs and 50 percent natural gas

•                  A total of $140 million dedicated to the Dawson property, including the development of a 60 mmcf per day gas plant to be operational early in 2010

•                  A total of $104 million for development and exploratory drilling on our West Montney lands, with an emphasis on development of Sunrise

•                  The $244 million of expansion capital positions ARC for production in excess of 72,000 boe per day in 2010

•                  Base operating costs will remain flat in 2009 and costs associated with new wells drilled will result in a six per cent increase in total operating costs to $250 million. Operating costs are expected to be approximately $10.70  per boe

CAPITAL PROGRAM

The $585 million capital program is a $55 million increase over estimated 2008 capital expenditures as we move our focus from Montney land acquisition to Montney development.  Relative to 2008, the primary changes in the budget are:

•                  A $100 million decrease in the land budget as significant amounts were spent in 2007 and 2008 to acquire undeveloped land in and around our core areas

•                  A $94 million increase in spending in the greater Dawson area (excluding land costs) as we accelerate development of this area through the construction of a 60 mmcf per day gas plant and drilling of the associated development wells

Based on 2009 budget projections, ARC will operate the drilling of approximately 292 gross wells (96 wells targeting oil and 196 wells targeting natural gas) and approximately 245 net wells including; vertical wells, single-leg horizontal wells, multi-leg horizontal wells, injection wells and horizontal re-entries.  In our non-operated properties we anticipate our partners will drill approximately 166 gross wells with ARC’s share of expenditures being approximately $52 million.

Approximately $350 million of the budget is targeted at maintaining production in the 64,000 boe per day range for the fourth consecutive year, while the majority of the remainder will be spent to prepare for significant growth in 2010. While significant expenditures will be made in all of our core areas, our northeast British Columbia — northwest Alberta region will account for more than 50 per cent of our total capital program.  At Dawson, in northeast BC, we expect to spend approximately $140 million on the construction of a 60 mmcf per day gas plant and the drilling of 13 horizontal wells and four vertical wells as we look to maintain production in excess of 50 mmcf per day in 2009 and prepare for production of 100 mmcf per day in 2010.  Approximately $104 million will be spent on our West Montney lands as we start the development of our Sunrise discovery with eight horizontal wells and continue the exploration of our prospective lands.  In total, we expect to drill eight vertical exploration wells and eight horizontal wells in addition to acquiring 3-D seismic and developing infrastructure.  At Ante Creek in northern Alberta, we expect to spend $23 million as we intend to drill up to three vertical and three horizontal producing wells in 2009.

At Redwater, in central Alberta, we plan on spending $25 million on drilling eight vertical and two horizontal Leduc wells, five horizontal Viking wells and two Mannville oil wells.  Approximately $10 million will be spent on the CO2 Enhanced Oil Recovery (“EOR”) pilot that is currently underway at Redwater as well as the Heartland Area Redwater Project (“HARP”) sequestration project.

Throughout ARC’s other core areas, numerous development activities will take place.  At Pembina, ARC expects to drill 17 gross vertical and four horizontal Cardium oil wells and approximately 10 shallow gas wells.  In central Alberta, ARC will pursue further NGC drilling in Delburne, as well as various other mid-depth drilling and recompletion opportunities.  In southeast Alberta and southwest Saskatchewan, a $38 million program of approximately 140 gross wells will be drilled by ARC and partners targeting shallow gas as part of our ongoing multi-year staged development program.  In southeast Saskatchewan and southwest Manitoba ARC plans to spend $84 million in recognition of the better economics of drilling oil wells in those provinces now that Alberta has increased royalty rates.  ARC expects to drill approximately 35 wells on operated properties including, Lougheed, Oungre, Weirhill, Browning, Midale and other southeast Saskatchewan and Manitoba properties.

Major projects on some of our non-operated properties include a 25 gross well infill drilling program at Weyburn and a 15 gross well drilling program at Midale, both of which are oil pools in southeast Saskatchewan that are currently being flooded with CO2.  Plans also include the drilling of 10 gross horizontal wells at Virden and four gross horizontal wells at Routledge in Manitoba.

Corporate capital includes $27 million of leasehold development costs associated with ARC’s new office premises at Jamieson Place. ARC expects to relocate to the new premises in late 2009 or early 2010. The 14 year lease carries a net average cost that was significantly less expensive than renewing the existing lease and provides ARC significant growth space.

The budgeted capital expenditures for 2009, by type are:

($ million)	2007 (Actual)	2008 (Estimate)	2009 (Budget)
Development drilling	198	224	315
Facilities & pipelines	21	38	63
Maintenance	17	17	20
Optimization	10	12	15
Land	78	122	22
Seismic	6	18	13
Natural gas from coal (NGC)	13	13	25
Enhanced Oil Recovery (strategic)	25	44	42
Exploration	19	25	26
Other	10	17	44
Total	397	530	585

Operated Wells Drilled (gross)	2007(Actual)	2008(Estimate)	2009(Budget)
Natural gas wells	172	202	196
Oil wells	102	91	96
Total	274	293	292

Capital Budget by Area: ($ million)	2007(Actual)	2008(Estimate)	2009(Budget)
Northern Alberta and British Columbia	223	272	314
Drayton Valley	32	39	34
Central Alberta	23	41	38
Southeast Alberta & Southwest Saskatchewan	39	31	38
Southeast Saskatchewan & Manitoba	54	115	84
Redwater	16	16	35
Corporate	10	16	42
Total	397	530	585

Alberta Total	186	197	245
Saskatchewan and Manitoba Total	66	137	96
British Columbia Total	146	196	244

Impact of Alberta Royalty Changes

As 2008 has progressed, more details have emerged with regards to the Alberta Government’s proposed New Royalty Framework (“the Framework”).  The Trust’s average royalty rate will increase from approximately 18 per cent in 2008 to between 20 and 28 per cent in 2009 depending upon commodity prices.   In response to the increase in Alberta royalties, approximately 60 per cent of our 2009 budget will be targeted to opportunities in British Columbia, Saskatchewan and Manitoba despite the fact that these provinces only account for 35 per cent of our current production.  The Framework is scheduled to pass into legislation in November 2008.

Following is a summary of the estimated total corporate royalty rate under the Framework at various oil and natural gas prices:

	Corporate Royalty Rate — New Royalty Framework
Edmonton posted oil (Cdn$/bbl) (1)	60	80	100	120
AECO natural gas (Cdn$/GJ) (1)	6	8	10	12
Corporate royalty rate (2)(3)	20%	23%	26%	28%

(1)         Canadian dollar denominated prices before quality differentials.

(2)         Estimated corporate royalty rates based on draft guidelines that are subject to interpretation. Changes to draft royalty guidelines may result in changes to the estimated royalty rates

(3)         Corporate royalty rate includes Crown, Freehold and Gross Override royalties for all jurisdictions in which the Trust operates.

Production Volumes

Target production volumes for 2009 are expected to be approximately 64,000 boe per day, which includes an estimate of two per cent downtime for unplanned outages.  Production is expected to decline to approximately 62,000 boe per day in the second quarter as a result of post breakup declines and planned maintenance activities; we expect production to increase in the fourth quarter on the expected success from the capital program to a target 2009 fourth quarter volume of approximately 65,000 boe per day.  With the start-up in January 2010 of the new 60 mmcf per day gas plant at Dawson, we estimate that our 2010 production will be in excess of 72,000 boe per day.

The anticipated 2009 and 2010 volumes do not reflect any additional acquisitions or dispositions.  Through the normal course of business, minor acquisitions and dispositions are expected to occur that could impact the forecasted volumes.

Costs associated with new wells drilled have resulted in a six per cent increase in total operating costs to approximately $250 million.  Therefore, $/boe costs will be approximately $10.70 per boe, up from an estimated $10.20 per boe for 2008.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSE

ARC expects cash G&A expenses to be approximately $2.65 per boe in 2009, a modest increase on the $2.60 expected for 2008. Additional non-cash G&A of $0.15 per boe is budgeted in 2009 for the LTIP plan ($0.15 per boe expected in 2008).

ARC’s 2009 budgeted G&A includes estimated payments of $10.5 million and $8.5 million for cash payments under the LTIP plan in the first half and second half of 2009 respectively.  If ARC’s three year total return is not in the top quartile of its peers as of vesting dates, the cash payments may be less than those budgeted.

($ million)	2007 (Actual)	2008 (Estimate)	2009 (Budget)
Base G&A costs	36.3	40.0	43.0
Cash costs for Whole Unit Plan (estimated)	9.6	21.4	19.0
Total cash costs	45.9	61.4	62.0
LTIP - non-cash	3.2	3.5	3.5
Total G&A	49.1	64.9	65.5

Risk Management

As part of its overall strategy to provide stable, dependable distributions, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

For 2009, the Trust has in place protection on both crude oil and natural gas on volumes extending to the fourth quarter with greater volumes on the earlier periods of the year.  ARC has entered into positions in both swaps and foreign exchange floors to mitigate ARC’s foreign exchange exposure.

Hedge Positions

as at October 28, 2008 (1)(2)

	Q4 2008		Q1 2009		Q2 2009		Q3 2009		Q4 2009
Crude Oil	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	90.00	10,000	—	—	—	—	—	—	—	—
Bought Put	68.13	10,000	55.00	3,000	55.00	3,000	55.00	3,000	55.00	3,000
Sold Put	51.07	7,000	40.00	3,000	40.00	3,000	40.00	3,000	40.00	3,000
Natural Gas	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day
Sold Call	9.68	48,570	10.51	42,202	—	—	—	—	—	—
Bought Put	7.42	48,570	7.81	42,202	—	—	—	—	—	—
Sold Put	5.26	10,480	—	—	—	—	—	—	—	—
FX	CDN$/US$	$Million	CDN$/US$	$Million	CDN$/US$	$Million	CDN$/US$	$Million	CDN$/US$	$Million
Bought Put	1.0750	3.00	—	—	—	—	—	—	—	—
Sold Put	1.0300	3.00	—	—	—	—	—	—	—	—
Swap	1.0150	12.00	—	—	—	—	—	—	—	—

(1)          The prices and volumes noted above represents averages for several contracts. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts.  Viewing the average price of a group of options is for indicative purposes only.  The natural gas price shown translates all NYMEX positions to an AECO equivalent price.  In addition to positions shown here, ARC has entered into additional basis positions.

(2)          Please refer to the Trust’s website at www.arcenergytrust.com under “Hedging Program” within the “Investor Relations” section for details on the Trust’s current hedging position.

Funding of the 2009 Capital Program

The Trust will pursue cost effective means of financing its 2009 capital program through a combination of cash flow, existing credit facilities, DRIP proceeds, potential asset dispositions and new borrowings or equity if necessary.  The exact split will be dependent on commodity prices, operational performance and possible acquisitions and dispositions.  Management will review the 2009 capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Trust’s Board of Directors.

Reclamation Fund

As at September 30, 2008, the Trust’s reclamation funds stood at $26.9 million.  The Trust’s budget currently incorporates a contribution of $12 million to the funds in 2009 to provide for the eventual abandonment of the Trust’s oil and gas properties.  For the 2009 fiscal period the Trust plans on withdrawing approximately $6.1 million from the reclamation fund to spend on ongoing reclamations and well abandonments.

Detailed Guidance —

Production	2007 (Actual)	2008 (Estimate)	2009 (Budget)
Oil (bbls/d)	28,682	28,350	28,250
NGLs (bbls/d)	4,027	3750	3,250
Gas (mmcf/d)	180	195	195
Total (boe/d)	62,723	64,750	64,000

Costs and Expenses ($/boe)	2007 (Actual)	2008 (Estimate)	2009 (Budget)
Operating costs	9.54	10.20	10.70
Transportation costs	0.72	0.80	1.15
Cash G&A expenses	2.01	2.60	2.65
Non-cash G&A expenses	0.14	0.15	0.15
Interest	1.61	1.50	1.85
Cash taxes	—	0.01	—

Weighted average units outstanding including units held for exchangeable shares (millions)	210	213	219

This press release contains forward-looking statements as to the Trust’s internal projections, expectations or beliefs relating to future events or future performance, including the Trust’s Detailed Guidance for 2009 and the amount and type of 2009 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2008 and 2009, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in managements discussion and analysis and ARC’s annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.4 billion.  The Trust currently produces approximately 64,000 barrels of oil equivalent per day from five core areas in western Canada.    ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600       Fax:  (403) 509-6417       Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 — 2nd Avenue S.W., Calgary, AB  T2P 5E9

www.arcenergytrust.com